FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS DOSES FIRST PATIENT WITH TTI-622, ITS
SECOND IMMUNE CHECKPOINT INHIBITOR TARGETING CD47

Toronto, June 14, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that it has initiated dosing in its phase 1 clinical trial of TTI-622 (SIRPaFc-IgG4), a checkpoint inhibitor of the innate immune system, in relapsed or refractory lymphoma or myeloma.

TTI-622 is a fusion protein that blocks the inhibitory activity of CD47, a molecule that is overexpressed by a wide variety of tumors. CD47 binds to SIRPa on macrophages and delivers a “do not eat” signal that inhibits the ability of macrophages to engulf and destroy cancer cells. Preclinical studies have shown that TTI-622 has anti-tumor activity across a range of hematologic tumors.

TTI-622 is the second SIRPaFc decoy receptor that Trillium has advanced into the clinic. TTI-621 (SIRPaFc-IgG1), which consists of the same CD47-binding domain of human SIRPa as TTI-622 but linked to an IgG1 Fc region, is currently in two multicenter trials and has produced positive signals of activity in mycosis fungoides, Sézary syndrome and diffuse large B-cell lymphoma patients. The different pharmacologic properties of TTI-621 and TTI-622 will allow Trillium to explore the relationships between the level of CD47 blockade, Fc isotype, tolerability and anti-tumor activity in patients.

“This is an exciting time for Trillium as we initiate clinical development with our second CD47 blocking agent,” commented Dr. Yaping Shou, Trillium’s Chief Medical Officer. “TTI-622 deepens our presence in the CD47 space, and its minimal binding to human erythrocytes could confer best-in-class status among IgG4-based blocking agents currently in development.”

A two-part, multicenter, open-label, phase 1a/1b study of TTI-622 in patients with advanced relapsed or refractory lymphoma or multiple myeloma has been initiated. In the phase 1a dose-escalation part, patients will be enrolled in sequential dose cohorts to receive TTI-622 once weekly to characterize safety, tolerability, pharmacokinetics, and to determine the maximum tolerated dose. In the phase 1b part, patients will be treated with TTI-622 in combination with rituximab, a proteasome inhibitor-containing regimen, or a PD-1 inhibitor. Rituximab and proteasome inhibitors may provide additional “eat” signals that could enhance the efficacy of TTI-622. A PD-1 inhibitor may help amplify any anti-tumor T cell response generated by TTI-622.

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. Trillium has two active TTI-621 clinical trials: A phase 1 study evaluating intravenous dosing of SIRPaFc in patients with advanced cancer (NCT02663518), and a phase 1 study evaluating direct intratumoral injections in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the FDA for the treatment of cutaneous T-cell lymphoma. A phase 1 clinical trial (NCT03530683) evaluating intravenous dosing of TTI-622, an IgG4 SIRPaFc protein, in patients with relapsed or refractory lymphoma or myeloma is underway. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

Caution Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties, including our expectations about minimal binding of erythrocytes and the potential benefits of combination therapy of TTI-622 with other agents, are described in the Company’s ongoing quarterly and annual reporting. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com